JAIME FRAND, MSN, RN

1019 Neilson Street • Far Rockaway, NY 11691 • (646) 526-9225 • jaifra7@aol.com

SUMMARY OF QUALIFICATIONS

Results-focused, compassionate and highly accomplished Director of Patient/Resident Services, MSN/RN and Pediatric NP candidate with a career track of providing oversight of patient/resident services and care. Adept at developing and implementing new strategic initiatives that positively impact organizational performance. Skilled in general patient care, operational planning/management, program coordination and program management. Strong problem-solving skills; background in staff development/training, process improvements and patient advocacy. Dynamic leader who facilitates the delivery and management of responsible patient care for all ages based on healthcare standards of practice. Solid communication, interpersonal and organizational skills.

- Staff Development & Training
- Patient Assessment/Treatment
- Program Planning/Coordination
- Process Improvements
- Healthcare Operations
- Healthcare Administration
- Team Leadership
- Clinical Support
- Regulatory Compliance
- Operations Management
- Patient Education
- Conversational Hebrew

PROFESSIONAL SYNOPSIS

Director of Clinical Operations *GREATER NY HOMECARE, BROOKLYN, NY*   *2015-2017*

- Hire, train, coach, counsel and evaluate operations staff;
- Assist in the development and implementation of operational processes and systems;
- Review and revise operational policies and procedures;
- Conduct ongoing evaluation of clinical policies and procedures to ensure regulatory compliance and best practice methods;
- Develop and implement ongoing training and educational resources for professional clinical staff:
- Ensure clinical and operational compliance with all federal, state, local and professional regulatory standards and guidelines;
- Organize and conduct daily and weekly operations staff meetings;
- Conduct routine evaluations and analysis of the accuracy and completeness of all data and other clinical information entered into the patient EMR or hard-copy records:
- Ensure the timely entry of all new referral data into the company database:
- Update the patient EMR and hard-copy patient record with all patient, family, caregiver or other provider communication as required by Agency policy and procedure;
- Provide clinical and operational support for Agency sales and marketing initiatives;
- Assist in securing the necessary authorization for services and/or other payment source necessary to accurately bill for the Agency's services;
- Participate in the Agency's performance improvement activities, including but not limited to conducting daily, weekly, monthly, quarterly and annual documentation and record reviews; documenting the results on the appropriate Agency forms and presenting the outcomes to the Professional Advisory Committee and governing body as required;
- Provide direct clinical support to patients, families, caregivers and professional staff as needed or required;
- Routinely evaluate and analyze the Agency's complaint management process, ensuring compliance with all Agency policy and procedure and state regulations;
- Participate in the Agency on-call process as required;
- Provide direct clinical care to patients as needed or required and within the scope of licensure;
- Perform other duties as assigned or required to ensure the efficient and cost effective operation of the Agency.

Director of Resident Services • ISLAND ASSISTED LIVING, HEMPSTEAD, NY   2013 – 2015

- Assume full accountability for 200-bed assisted living facility; responsible for directing, planning and coordinating daily clinical and home-care operations in compliance with organization's mission and goals.
- Integral in the start-up operations for facility; participated in developing mission/vision, policies, procedures and operational plan, in addition to building a high-performance team of medical professionals.
- Provide supervision, coaching, guidance and support for all team members; facilitate training as needed to ensure high standard of patient care as well as compliance with company, state and federal regulations/standards.
- Conduct operational performance evaluations to proactively identify problem areas; implement cost-effective improvements in order to achieve efficiency, performance and customer satisfaction enhancements.
- Monitor home-care and assisted living programs; ensure programs are operating within set standards.
- Develop and implement effective marketing plan/campaigns in order to promote services to potential residents.
- Implement new program activities/services according to resident needs and market trends.
- Oversee case management activities to ensure residents are receiving proper care; interface with case managers and social workers regarding specific case requirements and/or concerns.
- Communicate with medical professionals, including physicians, pharmacists and nurses regarding resident care.

Director of Patient Services • WESTCHESTER HOME CARE, YONKERS, NY   2012 – 2013

- Provided complete oversight of a 135-bed facility utilizing broad scope of industry knowledge and dynamic nursing and healthcare management abilities, including promptly responding to resident needs to exceed core objectives.
- Developed, trained and managed a top-performing healthcare team of 10 supervisors and 35 personnel.
- Facilitated regular training for medical staff to ensure high level of service and performance.
- Proactively implemented emergency policies and procedures and trained personnel on appropriate plan of action.
- Developed and implemented new strategic initiatives, policies and procedures.
- Ensured facility compliance with company policies and procedures and state/federal regulations.

PROFESSIONAL NURSING EXPERIENCE

Registered Nurse (per-diem) • NEW HORIZONS, LONG ISLAND, NY   2012 – 2014

- Served as School Nurse at educational facilities; provided coverage for full-time School Nurses in their absence.
- Responsible for providing one-on-one nursing care for individual students; accompanied students in their daily school activities to administer shots, medication and monitor condition for changes.
- Handled nursing care services are provided to pediatric patients up to age 18.

Staff Nurse (per-diem) • MAXIM HEALTHCARE, WESTBURY, NY   2012 – 2014

- Coordinated and facilitated wellness treatments at local clinics, including pharmacies and retail establishments.
- Performed general nursing care, including assessments, to pediatric, adult and geriatric patients.
- Provided vaccinations for patrons, including annual flu shots.; educated patients on conditions and treatment options.
- Conducted blood checks on patients per request to monitor sugar levels and identify are possible ailments.

Staff Nurse • NEW YORK HOSPITAL OF QUEENS, QUEENS, NY   2012 – 2012

- Provided quality nursing care within the respiratory, cardiac and urinary floor.
- Performed specialized nursing responsibilities, including blood transfusions, chest tubes, EKGs, vents and dialysis.
- Responsible for assessing patient condition and developing appropriate plan of care; managed patient administration.
- Monitored patient vital signs and documented any condition change; made changes to plan as needed.
- Handled wound care, dressing changes, medication administration and lab procedures.

Emergency Medical Technician • *JAMAICA HOSPITAL, JAMAICA, NY* 2009 – 2012

- Responded to 911 calls following proper emergency procedures; remained calm during tense, emergency situations.
- Facilitated immediate emergency aid to victims of accidents and individuals suffering from critical illnesses.
- Responsible for Cardiopulmonary Resuscitation (CPR), AED, and controlling bleeding and administering oxygen.

RESEARCH EXPERIENCE

Masters Capstone Research Project • *WESTERN GOVERNOR'S UNIVERSITY* 2013 – 2013

- Performed in-depth research and analysis on hypertension.
- Conducted presentation, and lecture based on findings titled "Blood Pressure Fluctuations in Ages 60 an Older".

AFFILIATIONS & COMMUNITY INVOLVEMENT

Volunteer Experience: Volunteer EMT, Hatzaloh; Volunteer Advisor, National Conference of Synagogue Youth; EMT/Fire Medic, Inwood Fire Department

Affiliations: The Nurse Practitioner Association New York State - Long Island Chapter (2013-Present); Medical Reserve Corps (2013-Present)

EDUCATION & PROFESSIONAL DEVELOPMENT

M.S., Nursing - Management & Leadership *WESTERN GOVERNOR'S UNIVERSITY*
B.S., Nursing *WESTERN GOVERNOR'S UNIVERSITY*
A.S., Nursing (Class President) *ST. PAUL'S SCHOOL OF NURSING*
A.A., Liberal Arts & Sciences *TOURO COLLEGE*
Emergency Medical Technician Certificate # 312944 (2003) *EMERGENCY CARE PROGRAMS, INC.*
RN License # 656652
BLS/CPR/AED Certified (Expires 2015)